Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial condition as of March 31, 2020, and the results of operations and cash flows for the three months ended March 31, 2020 and 2019 of Aeterna Zentaris Inc. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited condensed consolidated financial statements and the accompanying notes thereto as at March 31, 2020 and for the three months ended March 31, 2020 and 2019 and the audited consolidated financial statements and MD&A for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s common shares are listed on both the NASDAQ Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors on May 5, 2020. This MD&A is dated May 5, 2020.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the United States through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

About Forward-Looking Statements

This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH (“AEZS Germany”) to Aeterna Zentaris and our U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus or COVID-19, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities regulatory authorities for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

(1)

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Financing activities

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors in the offering unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled $3.9 million. The Company issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance. Collectively, this financing is referred to as the “February 2020 Financing”.

Commercialization of Macrilen™ (macimorelin) in U.S. and Canada

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the adult indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the European Medicines Agency (“EMA”) under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

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Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met quarterly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the three-month period ending March 31, 2020 was $0.01 million (2019 - $0.01 million) and, during the three-month period ended March 31, 2020, the Company invoiced Novo $0.2 million for its share of PIP study costs (2019 - $0.3 million).

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. During the three-month period ending March 31, 2020, the Company invoiced Novo $0.04 million for supply chain activities (2019 – $0.01 million) and invoiced $1.0 million in product sales (2019 - $nil).

Pediatric clinical trial for Macrilen™ (macimorelin)

On January 28, 2020, the Company announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the European Medicines Agency in the Company’s PIP for macimorelin. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study AEZS-130-P02 (“Study P02”) on diagnostic efficacy and safety. Study P01 was an international, multicenter study which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from 2 to less than 18 years of age with suspected GHD. The Company enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative GH stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed: following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end. For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

Study P01 was the first of two studies as agreed with the EMA in the Company’s PIP for macimorelin as a GHD diagnostic. Study P01 final study results are expected in the second quarter of 2020. Thereafter, we plan to proceed with the pivotal Study P02 with an expected start date in the fourth quarter of 2020 and an expected completion date in July 2022, according to the PIP agreement with EMA.

On April 7, 2020 the Company announced the decision of the EMA to accept a modification request by Aeterna Zentaris of the Company’s PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. This EMA decision supports the development of one globally harmonized study protocol for test validation - Study P02 - which will be accepted both in Europe and the U.S.

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Changes in personnel

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the board of directors of the Company (the “Board”) on January 1, 2020. Mr. Gérard Limoges, who has served on the Board since 2004, retired from the Board on March 31, 2020, and was replaced by Mr. Pierre-Yves Desbiens (CPA, CA, CF, MBA), who also replaced Mr. Limoges as Chair of the Audit Committee.

NASDAQ notifications

On April 8, 2020, the Company received notice from the Listing Qualifications Department (the “Staff”) of NASDAQ indicating that the Company was not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as the bid price for the Company’s common stock had closed below $1.00 per share for the prior 30 consecutive business day period. On April 17, 2020, NASDAQ implemented a rule change that allows any listed company that is in the midst of a compliance period of this price-based requirement to remain at the same stage of its compliance process (and not subject to delisting on this basis) until July 1, 2020, and that such companies will have following July 1, 2020 the balance of any compliance period that was in effect at the time of such rule change. As a result, the Company has until December 21, 2020 to report a closing bid price of at least $1.00 per share for a minimum of 10, and generally not more than 20, consecutive business days.

The Company was also notified that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfied the minimum net income requirement for continued listing on NASDAQ under Nasdaq Listing Rule 5550(b)(3) and did not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company intends to submit its plan to regain compliance with Nasdaq Listing Rule 5550(b)(3) for the Staff’s review within the 45-day window provided. The Staff has the discretion to grant the Company an extension of up to 180 days, through October 5, 2020, to evidence compliance with this requirement.

NASDAQ’s notice has no immediate effect on the listing of the Company’s common shares on NASDAQ and does not otherwise impact the Company’s listing on the Toronto Stock Exchange. In the event the Company does not evidence compliance with the Nasdaq Listing Rules within any prescribed period and is not otherwise eligible for additional time to do so, the Company would be subject to delisting from NASDAQ. In that event, the Company would have the right to request a hearing before a Nasdaq Hearings Panel, which request would stay any further action by the Staff pending such hearing.

For more information, please see the Risk Factor entitled “Our Common Shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing their Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Settlement of class-action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Renegotiation of German building lease

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary for 30,343 square feet for management, R&D, business development and administration whereby 9,882 square feet was retained for business development, clinical development, manufacturing, supply chain and management purposes, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021. On May 5,2020, the sub-lessee terminated its lease with the Company effective April 30, 2020 and signed a lease directly with the landlord. AEZS Germany’s revised square footage is 6,835 for business development, clinical development, manufacturing, supply chain and management purposes.

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Exposure to epidemic or pandemic outbreak

As of May 5, 2020, coronavirus or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, is affecting the global community and is adversely affecting our business operations. Given this rapidly evolving situation, the duration, scope and impact on our business operations, clinical studies and financial results cannot at this time be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures in place to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be further adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. While the COVID-19 outbreak may still be in its early stages, international stock markets have begun to reflect the uncertainty associated with the potential economic impact of the outbreak and the significant declines and volatility in the TSX Composite Index, the NASDAQ and other major indices around the world in the latter part of February and in March 2020 has largely been attributed to the effects of COVID-19. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or the financial performance of the Company.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-108 (zoptarelin doxorubicin) and AEZS-104 (perifosine).

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Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except share and per share data)

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2020	2019
	$	$
Revenues
Royalty income	14	13
Product sales	1,016	—
Supply chain	41	6
Licensing revenue	19	18
Total revenues	1,090	37
Operating expenses
Cost of sales	862	—
Research and development costs	319	528
General and administrative expenses	1,124	1,637
Selling expenses	248	304
Impairment of right of use asset	—	337
Gain on modification of building lease	(185)	—
Impairment of prepaid asset	—	169
Total operating expenses	2,368	2,975
Loss from operations	(1,278)	(2,938)
(Loss) gain due to changes in foreign currency exchange rates	(104)	64
Change in fair value of warrant liability	2,470	(2,061)
Other finance (costs) income	(309)	24
Net finance income (costs)	2,057	(1,973)

Net income (loss)	779	(4,911)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	210	84
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,388	(735)
Comprehensive income (loss)	2,377	(5,562)
Net income (loss) per share [basic]	0.04	(0.30)
Net income (loss) per share [diluted]	0.04	(0.30)
Weighted average number of shares outstanding:
Basic	21,523,416	16,440,760
Diluted	21,860,416	16,440,760

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Condensed Consolidated Interim Statements of Financial Position

(in thousands)	As at March 31, 2020	As at December 31, 2019
	(Unaudited)
	$	$
Cash and cash equivalents	9,182	7,838
Trade and other receivables and other current assets	1,498	1,869
Inventory	367	1,203
Restricted cash equivalents	358	364
Property, plant and equipment	31	35
Right of use assets	288	582
Other non-current assets	7,917	8,090
Total assets	19,641	19,981
Payables and accrued liabilities and income taxes payable	2,293	3,596
Current portion of provision for restructuring and other costs	96	418
Current portion of deferred revenues	585	991
Lease liabilities	360	903
Warrant liability	2,110	2,255
Non-financial non-current liabilities (1)	12,510	14,281
Total liabilities	17,954	22,444
Shareholders’ equity (deficiency)	1,687	(2,463)
Total liabilities and shareholders’ equity (deficiency)	19,641	19,981

(1)	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Critical Accounting Policies, Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Measurement uncertainty:

The significant spread of COVID-19 with the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

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Uncertain factors, including the duration of the outbreak, the severity of he disease and the actions to contain or treat its impact, could cause interruption of the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual Framework for Financial Reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

Results of operations for the three-month period ended March 31, 2020

For the three-month period ended March 31, 2020, we reported a consolidated net income of $0.8 million, or $0.04 income per common share (basic), as compared with a consolidated net loss of $4.9 million, or $0.30 loss per common share for the three-month period ended March 31, 2019. The $5.7 million improvement in net results is primarily from a gain in fair value of warrant liability of $4.5 million and increase in revenues of $1.1 million.

Revenues

Our total revenue for the three-month period ended March 31, 2020 was $1.1 million as compared with $0.04 million for the same period in 2019, representing an increase of $1.06 million. The 2020 revenue was comprised of $0.01 million in royalty revenue (2019 - $0.01 million), $1.0 million in product sales of Macrilen™ (macimorelin) to Novo (2019 - $nil), $0.04 million in supply chain revenue (2019 - $0.01 million) and $0.02 million in licensing revenue (2019 – $0.02 million). The product sales in 2020 represented sales of Macrilen™ (macimorelin) to Novo.

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Operating expenses

Our total operating expense for the three-month period ended March 31, 2020 was $2.4 million as compared with $3.0 million for the same period in 2019, representing a decrease of $0.6 million. This decrease arises primarily from a $0.5 million decline in general and administrative, a $0.2 million decline in research and development costs, a $0.2 million gain on modification of building lease, $0.3 million impact from impairment in right of use assets, $0.2 million impact in impairment of prepaid asset, and a $0.1 million decline in selling expenses, offset by a $0.9 million increase in cost of sales. The impact of our June 2019 restructuring in our German subsidiary, namely for payroll and share based compensation costs, is a key influence in the declines in general and administrative expenses, selling and research and development expenses. The further impact on the decline in research and development costs is attributed to the different phases of activity of Study P01. In the first quarter of 2019, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2020, all sites had completed their enrollment and clinical activities. The gain on modification of building lease of $0.2 million results from our March 31, 2020 renegotiation of our lease for AEZS Germany. The increase in cost of sales results primarily from the sale of Macrilen™ (macimorelin) to Novo in the quarter ended March 31, 2020 (2019 - no such sales).

Net finance income (costs)

Our net finance income for the three-month period ended March 31, 2020 was $2.1 million as compared with a net finance costs of $2.0 million for the same period in 2019, representing an increase of $4.1 million. This is primarily due to a $4.5 million change in fair value of warrant liability offset by increased finance costs of $0.3 million from the February 2020 Financing and $0.1 million from changes in currency exchange rates. Such a non-cash change in fair value in warrant liability results from the periodic “mark-to-market” revaluation, which occurs through the application of our pricing model, of our outstanding share purchase warrants.

Selected quarterly financial data

(in thousands, except for per share data)	Three months ended
(Unaudited)	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	$	$	$	$
Revenues	1,090	18	283	194
Net income (loss)	779	(1,006)	(331)	206
Net income (loss) per share [basic]*	0.04	(0.05)	(0.02)	0.01
Net income (loss) per share [diluted]*	0.04	(0.05)	(0.02)	0.01

(in thousands, except for per share data)	Three months ended
(Unaudited)	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	$	$	$	$
Revenues	37	1,392	663	168
Net (loss) income	(4,911)	(5,126)	(2,509)	(2,602)
Net (loss) income per share [basic]*	(0.30)	(0.31)	(0.15)	(0.16
Net loss per share [basic and diluted]*	(0.30)	(0.31)	(0.15)	(0.16

*	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

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Historical quarterly results of operations and net income (loss) cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be earned from the License Agreement.

Use of proceeds

We began 2020 with $7.8 million in cash and cash equivalents. During the three-month period ended March 31, 2020, our operating activities consumed $2.4 million, our financing activities provided $3.7 million and the effect of exchange rates on cash and cash equivalents accounted for $0.02 million. As at March 31, 2020 we had $9.2 million of cash and cash equivalents.

Liquidity and capital reserves

Our operations and capital expenditures have been generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various “at-the-market” (“ATM”) offering programs. In the first quarter of 2020, we closed the February 2020 Financing. The net cash proceeds to the Company from the February 2020 Financing totaled $3.9 million.

(in thousands)	Three months ended March 31,
(Unaudited)	2020	2019

Cash and cash equivalents - Beginning of period	7,838	14,512
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(2,444)	(3,006)
Cash flows from financing activities:
Net cash provided by (used in) financing activities	3,742	(151)
Cash flows from investing activities:
Net cash provided by investing activities	—	50
Effect of exchange rate changes on cash and cash equivalents	46	(48)
Cash and cash equivalents - End of period	9,182	11,357

Operating Activities

Cash used by operating activities totaled $2.4 million for the three months ended March 31, 2020, as compared to $3.0 million used by operating activities in the same period in 2019. This $0.6 million improvement in operating activities is attributed primarily to the increase in product sales and supply chain activities, the impact of the June 2019 restructuring in Germany, primarily impacting payroll and share-based compensation costs, and the reduced costs of the Study P01 given the differing stage of execution, in the first quarter of 2020 as compared to the first quarter of 2019.

Financing Activities

Cash provided by financing activities totaled $3.7 million for the three months ended March 31, 2020, as compared with cash used of $0.2 million in the same period in 2019. On February 21, 2020, the Company closed the February 2020 Financing.

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Common shares

As at March 31, 2020, we have 23,472,771 Common Shares issued and outstanding, as well as 545,357 stock options and deferred share units outstanding and 9,453,174 share purchase warrants outstanding.

Warrants as at March 31, 2020

	Warrants	Exercise Price
	#	$	Expiry date
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
November 2016 registered direct offering	945,000	4.70	May 1, 2020
September 2019 registered direct offering	3,325,000	1.65	September 24, 2024
February 2020 Financing	2,608,696	1.20	August 21, 2025
February 2020 Financing	243,478	1.61719	February 19, 2025
	9,453,174

On March 10, 2020, we had 28,144 share purchase warrants expire, each with an exercise price of $1.07.

Long-term incentive and stock option plan

There were 544,916 stock options and deferred share units outstanding as at March 31, 2020, with exercise prices denominated in U.S. dollars (March 31, 2019 - 888,816). During the three-month period ended March 31, 2020, 330,350 of these securities were canceled or forfeited and 77,850 expired (three-month period ended March 31, 2019 – nil and nil, respectively).

There were 441 stock options as at March 31, 2020, with exercise prices denominated in Canadian dollars (March 31, 2019 – 869). None of these stock options were exercised, cancelled or forfeited during the first quarter of both 2020 and 2019.

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada. As at March 31, 2020, the Company had an accumulated deficit of $314.7 million. The Company also had a net income of $0.8 million for the three months ended March 31, 2020, and negative cash flow from operations of $2.4 million.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted AEZS Germany, our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $0.02 million for the three months ended March 31, 2020 and as at March 31, 2020, the Company had cash of $9.2 million. On February 21, 2020, the Company closed an equity financing for $3.9 million in net cash proceeds.

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A significant portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. As such, management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceed the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. As such, management may also need to consider other sources of financing in order to continue its planned operations.

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

Contractual obligations and commitments

(in thousands)	Service and manufacturing
$
Less than 1 year	931
1 - 3 years	12
4 - 5 years	4
More than 5 years	3
Total	950

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Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at March 31, 2020, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption “Risk Factors and Uncertainties” in our most recent Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at March 31, 2020.

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Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at March 31, 2020.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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